July 13, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel
Re:	Radient Pharmaceuticals Corporation
Amendment No. 1 to Schedule 14A Filed June 22, 2010
Form 10-K Filed April 15, 2010
Form 10-Q Filed November 23, 2009
Form 10-K/A Filed May 3, 2010
Form 10-Q Filed May 24, 2010
File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated July 7, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
As a preliminary note, we need to advise you that since we filed our last amendment, our director nominee, Dr. William Thompson has informed us that he does not want to stand for re-election. This is not the result of any disagreement with us, but rather due to his age and decision to retire fully from this position. Due to the timing of this information, we are not recommending any one to fill the vacancy created thereby and therefore removed Proposal 11 from the proxy statement and all disclosure required by such a proposal.
Amendment No. 1 to Schedule 14A Filed June 22, 2010
General
1.	Please refer to prior comment two. Please include the pro forma information for the year ended December 31, 2009 in the proxy to reflect the deconsolidation of JPI as of September 29, 2009.

Response: The table submitted in response to your prior comment two, which we included below for your convenience, will be added to our amended annual report on Form 10-K/A.

	Nine Months Ended	Pro Forma	Pro forma
	September 30, 2009 [1]	Adjustments [2]	Results [3]
Net revenues	$8,607,515	$(8,469,652)	$137,863
Cost of sales	5,363,921	(5,322,542)	41,379

Gross profit	3,243,594	(3,147,110)	96,484

Operating expenses:
Research and development	516,676		516,676
Selling, general and administrative	9,542,507	(4,371,596)	5,170,911

	10,059,183	(4,371,596)	5,687,587

Income (loss) from operations	(6,815,589)	1,224,486	(5,591,103)

Other income (expense):
Interest and other income (expense), net	(37,039)	—	(37,039)
Change in fair value of derivative liabilities	87,083		87,083
Loss on deconsolidation	(1,953,516)		(1,953,516)
Interest expense	(2,058,876)	173,335	(1,885,541)

Total other income (expense), net	(3,962,348)	173,335	(3,789,013)

Income (loss) before provision for income taxes	(10,777,937)	1,397,821	(9,380,116)
Provision for income taxes	—		—

Income (loss) before discontinued operations	$(10,777,937)	$1,397,821	$(9,380,116)

[1]	Represents the Company’s actual (as reported) condensed consolidated results of operations for the nine months ended September 30, 2009, derived from our Quarterly report on Form 10-Q Filed November 23, 2009.

[2]	“Pro Forma Adjustments” represents JPI’s results of operations for the period January 1, 2009 through September 29, 2009. This information is presented to show the effect of the elimination of JPI’s operations from the Company’s business. In accordance with the deconsolidation agreement, the Company exchanged its shares of JPI for non-voting shares of preferred stock in the deconsolidated entity. Accordingly, there are no adjustments related to revised debt structures and there were no significant expenses incurred on JPI’s behalf.

[3]	Pro forma results are equal to the historical condensed results of operations of the surviving Company for the nine months ended September 30, 2009.
About the 2010 Annual Meeting of Stockholders, page 1
2.	You disclose that you are sending this proxy statement and the accompanying proxy to your stockholders on July 2, 2010. Please revise to include a reasonable mailing date as this date has already occurred.

Response: We updated our disclosure pursuant to your comment to state that we are mailing the proxy statement out on or about July 20, 2010.
Introduction to the Proposals, page 3
3.	We have reviewed your June 22, 2010 response to prior comment 6. Please revise your disclosure in this section to quantify the amount of expenses for which management has not been reimbursed and the amount of salaries that the company has not paid. If those salaries were formerly owed but are now paid, please clarify accordingly. Please also disclose in the body of the proxy statement the types of expenses that comprised entertainment expenses reimbursable by you.

Response:

Pursuant to your comment, the Introduction to the Proposals will be amended to read as follows:

New Incentive Stock Option Plan: The management and employees of RPC have made significant sacrifices for the Company over the past year to help the Company survive. These sacrifices have included working without pay for several months at a time and paying the travel and ordinary and necessary business expenses for entertaining clients, customers or employees without reimbursement. In addition, the management and employees of RPC have been working extremely long hours due to cut backs in personnel. The Company owed salaries and wages of approximately $1,076,000 at March 31, 2010; however, the Company paid approximately $637,000 of such amount during the month of April and June 2010. We believe that our employees deserve to participate in the growth of the Company by providing them with incentives based on achieving certain performance milestones. This places the financial interests of the management and employees’ side-by-side with that of the stockholders. You are encouraged to vote in favor of Proposal 10.

4.	You disclose that at the date this Proxy Statement went to print, you have received default notices from a few note holders. Please revise to clarify the number of holders which have sent a default notice to you and the aggregate principal amount of the underlying notes for which you have received a default notice.
Response:

As of July 1, 2010, we received default notices from four note holders holding an aggregate principal amount of notes for $1,134,863. We included such disclosure in our proxy statement on page 12.
Potential Issuance Authorized by this Proxy Statement, page 4
5.	We are reissuing prior comment 9. It appears from your disclosure throughout this proxy statement that the 2010 Equity Incentive Plan Options are described in Proposal 10. Please revise your table accordingly.

Response:

Pursuant to your comment, we revised the table on page 13 to correctly refer to the 2010 Equity Incentive Plan as Proposal 10.
Proposal 1, page 5
6.	Please revise your disclosure to clarify the number of shares that are potentially issuable under the exchange agreement
•	In your June 22, 2010 response to prior comment 16 and on page 8 of your revised proxy statement, you state that there are 18,497,613 shares that are potentially issuable under the exchange agreement and/or for which you are seeking approval of the issuance of in this proposal;

•	On page 7 of your revised proxy statement, you disclose that there are 14,996,413 that are potentially issuable under the exchange agreement; and,

•	On page 7 of your revised proxy statement, you disclose that if this proposal receives the necessary approval, you are authorized to issue up to an aggregate of 19,054,108 additional shares of common stock.
Please revise to remove these inconsistencies.

Response: Pursuant to your comment we reviewed the figures disclosed and shall update our disclosure to remove the inconsistencies. The 18,497,613 figure represents the sum of (i) 14,966,413 shares of common stock potentially issuable common stock in exchange for the cancellation of certain existing notes under the exchange agreement and (ii) 3,531,200 warrants originally issued in connection with the issuance of the notes. The 19,054,108 figure on page 17 was an error and will be changed to 18,497,613 throughout the proxy statement.

7.	We have reviewed your June 22, 2010 response to prior comment 17. If true, please clarify that you have not registered the potential issuance of common stock under the exchange agreement in connection with your Series 1 and 2 Notes. In connection with Proposals 5 through 8, please revise your disclosure on pages 14, 15, 17 and 18 to clarify that you are seeking to register the respective number of shares on the registration statement, but only the transactions registered on the registration statement when it is taken effective will be eligible for sale pursuant thereto.

Response: Pursuant to your comment we are amending our disclosure as follows:

Potential Negative Effect on our Stock Price

If Proposal 1 receives the necessary approval and we are authorized to issue up to an aggregate of 18,497,613 additional shares of our common stock issuable upon conversion of the outstanding principal of the Series 1 and Series 2 Notes, ~~and~~ up to eight months of interest at the contractual default rate of 18% and including the 3,531,200 shares issuable upon the exercise of the Series 1 and 2 Warrants, all of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. All of the shares of common stock underlying the Series 1 and 2 Warrants, the shares of common stock underlying the outstanding principal of the Series 1 and Series 2 Notes, and the shares issuable underlying up to 12 months of interest thereon at the initial interest rate of 12% were registered between two of our Registration Statements on Form S-3, one of which was declared effective on June 22, 2009, and one of which was declared effective on January 7, 2010. Accordingly, since those shares are included in an effective registration statement, those shares — and only those shares — are now eligible for resale in the public markets. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock. None of the shares underlying the Exchange Agreement have been registered and therefore cannot be sold pursuant to a registration statement.

Pages 24, 25, 26 and 28 (the same disclosure, but for the appropriate proposal and closing reference, is included on each page)

Potential Negative Effect on our Stock Price

If Proposal 5 receives the necessary approval and we are authorized to issue up to an aggregate of 5,906,243 additional shares of our common stock including shares issuable upon the exercise of the First Closing Warrant, all of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. Pursuant to the First Closing Agreement, we have filed a registration statement on May 3, 2010, registering for resale all of the shares underlying the First Closing Note and the First Closing Warrant, including a number of shares potentially issuable pursuant to any adjustments that may occur and for shares of common stock issuable as interest payments. Due to Rule 415 under the Securities Act of 1933, as amended, we may be unable to register all of those shares. However, any and all such shares that are ultimately included in a registration statement that the SEC declares effective, and only such shares included in the effective registration statement, ~~Once that registration statement is effective, such shares~~ will be eligible for sale pursuant thereto. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock
     Introduction to Proposals 5, 6, 7 and 8
8.	You state that a copy of the Form of Note and Warrant Purchase Agreement, Form of Note, Form of Warrant and Form of Registration Rights Agreement for the 2010 Debt Financing are filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to the Current Reports on Form 8-K that you filed on March 26, 2010 and April 8, 2010, respectively. You have not filed a Form 8-K on April 8, 2010. Please revise accordingly.

Response: We reviewed your comment #8 and realize that we had a typo in our disclosure. The second closing occurred on April 8, 2010, but we filed — and included the reference exhibits in — the Form 8-K that we filed on April 13, 2010. We revised our disclosure accordingly in the proxy statement.

9.	You also state that the descriptions of the transactions contemplated by the above listed Exhibits do not purport to be complete and are qualified in their entirety by reference to the full text of the exhibits incorporated by reference. Please revise your disclosure to disclose all material terms of these agreements and clarify that the description contains all material terms of the agreements.

Response: Pursuant to your comment, we reviewed our disclosure of the agreements referred to in comment 8 and believe that our disclosure contains all of the material terms of such agreements. However, pursuant to your comment we did revise our disclosure as follows, to clarify that the description of such agreements includes those terms. Our revised disclosure is as follows on page 21:

“A copy of the Form of Note and Warrant Purchase Agreement, Form of Note, Form of Warrant, and Form of Registration Rights Agreement for the 2010 Debt Financing are incorporated herein by reference and are filed as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively, to the Current Reports on Form 8-K that we filed on March 26, 2010 and April ~~8~~13, 2010, respectively. The following describes the material terms of these agreements; however, ~~the descriptions of the transactions contemplated by such agreements set forth herein do not purport to be complete and are qualified in their~~

~~entirety by reference to the full text of the exhibits filed herewith and incorporated herein by reference~~ we urge you to read the entire agreements.”
     Proposal 9, page 18
10.	You state that if your stockholders approval Proposals 1 through 8, you may issue up to 96,209,034 shares of your common stock. Based on your disclosures on pages 4 and 5, it appears that the 96,209,034 also includes the issuance of shares in Proposal 10. Please revise accordingly.

Response: Pursuant to your comment, we revised our disclosure to correctly state that we may issue up to 96,209,034, if Proposals 1 through 8 and Proposal 10 are approved.

11.	In response to prior comment 10, you state that you are not currently contemplating another financing. Please revise your disclosure in this section to clarify whether or not you have any additional plans for the additional authorized shares other than those discussed in Proposal 1-8 and 10.

Response: Pursuant to your comment, we revised the disclosure on page 28 under Proposal 9, as follows: “If our stockholders approve Proposals 1 through 8 and Proposal 10, we may issue up to 96,209,034 shares of our common stock. Since our current Certificate of Incorporation authorizes us to issue up to a total of 100,000,000 shares of common stock, we must increase our authorized capital to have sufficient shares to issue pursuant to the various agreements disclosed in Proposals 1 through 8 and Proposal 10. Additionally, in our efforts to further our success and the value of our stockholders’ investment in our Company, our Board of Directors may seek to complete additional financings at some point in the future, although at this time we do not have any plans to issue any shares other than as proposed in this Proxy Statement. However, if and when we do determine to pursue an additional financing or business transaction, having additional authorized capital available for issuance in the future will give us greater flexibility and may allow such shares to be issued without the expense and delay of a stockholders’ meeting. Accordingly, we seek your approval to amend our Certificate of Incorporation so that we shall have 200,000,000 authorized shares of common stock.”

     Proposal 10, page 9
12.	We have reviewed your response to prior comment 28. Pursuant to Item 10(c) of Schedule 14A, please restore the information required by Item 201(d) of Regulation S-K. If you have shares listed in this table that have not been approved by security holders, please expand your disclosure to describe briefly, in narrative form, the material features of the plan. See Item 201(d)(3) of Regulation S-K.

Response: Pursuant to your comment, we reinserted the Item 201(d) table into our proxy. We corrected the table in the Amendment to our Annual Report on Form 10-K/A to accurately disclose that all of our equity compensation plans were approved by our shareholders. Because all of the plans were approved by our shareholders, we are not required to include the disclosure requested in your comment. We included the following table on page 32 above the “Executive Compensation and Other Information” section of our proxy statement:
Equity Compensation Plan Information
     The following provides information concerning compensation plans under which equity securities of the Company were authorized for issuance as of December 31, 2009:

Number of
Securities
Remaining
	Number of		Available
	Securities to be		for Future Issuance
	Issued Upon	Weighted-Average	Under Equity
	Exercise of	Exercise Price of	Compensation
	Outstanding	Outstanding	Plans (Excluding
	Options,	Options,	Securities
	Warrants and	Warrants and	Reflected in
Plan Category	Rights	Rights	Column (a))
	(a)	(b)	(c)
Equity Compensation plans approved by security holders	1,858,001	1.92	1,206,237
Equity compensations plans not approved by security holders	—	—	—

Total	1,858,001	1.92	1,206,237

     Proposal 11, page 22
13.	Please revise your disclosure here and under “Officers and Directors” to provide the information required by Item 401(e) of Regulation S-K. This disclosure should include for each director, a brief discussion of the director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

Response: Since we are longer seeking shareholder approval to elect a director, we do not believe we are required to include the information required by Item 401(e) in the proxy statement and therefore removed the entire section.
Corporate Governance
Governance Committee, Page 27
14.	You disclose that your Governance Committee and Board of Directors considers diversity among other factors in director candidates. Pursuant to Item 407(c)(2)(vi) of Regulation S-K, please revise to disclose how your nominating committee considers diversity.

Response: Since we are longer seeking shareholder approval to elect a director, we do not believe we are required to include the information related to your comment in the proxy statement and therefore removed the entire section.
Incorporation of Certain Documents by Reference, page 35
15.	We have reviewed your June 22, 2010 response to prior comment 32. Please advise us which documents you are incorporating in response to Item 13(b)(2) of Schedule 14A.

Response: Our revised disclosure (on page 37-28 of our proxy statement), below sets forth the documents we are incorporating by reference:

“INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this Proxy Statement information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this Proxy Statement, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (some of which were filed under our former name “AMDL, Inc.”) except to the extent information in those documents is different from the information contained in this Proxy Statement, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we terminate the offering of these shares:
1.	Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed with the SEC on May 3, 2010; and,

2.	Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 24, 2010.”
~~3.~~	~~Registrant’s Current Report on Form 8-K filed with the SEC on March 26, 2010;~~

~~4.~~	~~Registrant’s Current Report on Form 8-K filed with the SEC on April 13, 2010;~~

~~5.~~	~~Registrant’s Current Report on Form 8-K/A filed with the SEC on April 14, 2010;~~

~~6.~~	~~Registrant’s Current Report on Form 8-K filed with the SEC on April 16, 2010;~~

~~7.~~	~~Registrant’s Current Report on Form 8-K filed with the SEC on April 28, 2010;~~

~~8.~~	~~Registrant’s Current Report on Form 8-K filed with the SEC on June 11, 2010; and,~~

9.	~~The description of the Registrant’s common stock contained in its Registration Statement on Form 8-A12B filed with the SEC on September 21, 2001 ( File No. 001-16695-1741905).”~~
Accordingly, we also revised our disclosure as follows on page 6:

In addition to the Proxy Statement, proxy card and voting instructions, a copy of Radient’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are not part of the proxy soliciting material, is enclosed.

16.	Please revise your disclosure to provide the information required by Item 202 of Regulation S-K in your proxy statement. Items 11 and 12 of Schedule 14A do not specifically permit this information to be incorporated by reference. See General Instruction D of Schedule 14A.

Response: Pursuant to your comment, we removed reference to our Form 8-A12B and included a description of our common stock on page 14, under the “Introduction to the Proposals” section of our proxy statement as follows:
               “Description of our Common Stock
The material terms of the notes and warrants referenced throughout this Proxy Statement are disclosed in the appropriate proposal. We also disclose any and all differences between new securities that may be issued pursuant to an approved proposal as compared to currently existing securities. However, the shares of our common stock underlying all of the notes and warrants are the same shares of our common stock, par value $0.001. Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters in which cases Delaware law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights. Our common stock trades on the NYSE Amex under the symbol “RPC.”

17.	We note that you are seeking to incorporate by reference various Form 8-Ks that relate to Proposals 5 through 8. Please revise your proxy statement to provide all material information regarding these proposals in your proxy statement rather than incorporating such information by reference. See General Instruction D of Schedule 14A.

Response: Pursuant to your proposal, we reviewed the Form 8-Ks that relate to Proposals 5 through 8, which we initially sought to incorporate by reference and also reviewed the disclosure in our proxy statement. We believe that our initial disclosure includes all of the material information set forth in the 8-K we filed on March 26, 2010, April 13, 2010, April 14, 2010, April 16, 2010 and April 28, 2010 and therefore do not believe we need to revise our proxy statement as suggested by comment 17 for the information set forth in such 8-Ks. Although the proxy statement includes the basic information set forth in the 8-K we filed on June 11, 2010, after further review, we determined to revise our disclosure on page 20 under the “Introduction to Proposals 5, 6, 7 and 8” section as follows:

As part of our Plan, on each of March 22, 2010, April 8, 2010, April 13, 2010 and April 26, 2010, we held a closing (hereinafter referred to as the “First Closing,” the “Second Closing,” the “Third Closing” and the “Fourth Closing,” respectively, and, collectively, the “2010 Financing Closings”), pursuant to which we issued an aggregate of approximately $11,057,000 (the “2010 Debt Financing”) worth of convertible notes (the “2010 Financing Convertible Notes”) and warrants (“2010 Financing Warrants”) to purchase up to an aggregate of approximately 13,149,000 shares of our common stock. Two of the investors in the Fourth Closing participated via the “Participation Rights” that they have from their investments in the Registered Direct 2009 Offering. Since the registration statement, registering all of the securities issuable in the 2010 Debt Financing, was not declared effective by June 1, 2010, ~~respective 2010 Financing Convertible Notes~~ a trigger event under the terms of the notes issued in the First Closing, Second Closing and Third Closing occurred (the “June 1 Trigger Event”). Upon the occurrence of a trigger event, the outstanding balance of the 2010 Financing Convertible

Notes immediately increased to 125% of the then-owing principal balance and interest commenced to accrue at the rate of 18% per annum. The total amount of 2010 Financing Convertible Notes issued in the first three closings was originally $10,372,195; as a result of the Trigger Event, the principal amount of such notes is now $12,322,869. Assuming all of the outstanding 2010 Financing Convertible Notes issued in the first three closes are converted at the “Floor Price” of $0.28, the total number of conversion shares which would be issued upon conversion of the principal amount of such notes would be 44,010,241, which is a 25% increase in the number of shares to be issued had no Trigger Event occurred. The number of shares potentially issuable in lieu of interest from these three closings has also increased to 7,389,206 due to the increase in interest rate from 12% per annum to 18% per annum. The occurrence of the Trigger Event had no effect on the 2010 Financing Warrants or the number of shares issuable on exercise of the 2010 Financing Warrants in the first three closings. Due to the Trigger Event, ~~Therefore~~ the total amount of principal on all of the 2010 Financing Convertible Notes is now $13,008,000 and, if all of the 2010 Financing Convertible Notes are converted at the “floor price” of $.28, the total number of shares which would be issued on conversion of the principal amount of the Notes would be 48,210,006. Additionally, the number of shares potentially issuable in lieu of the increased interest increased to approximately 7,682,851. We also paid aggregate fees and original issue discounts to the investors in the 2010 Debt Financing (collectively, the “Lenders”) in the aggregate amount of approximately $4,904,903. The 2010 Financing Convertible Notes and 2010 Financing Warrants issued pursuant to the 2010 Financing Closings are virtually the same, but for an addendum that we entered into at the Second Closing regarding the number of shares we can issue to the Lenders in the Second Closing, which number shall be such that when added to the number of shares issuable pursuant to the First Closing, the 19.99% Cap shall not be exceeded; a description of the addendum is set forth below. Below is a brief summary of the material terms of the transaction, as well as a description of the terms of the 2010 Financing Convertible Notes and 2010 Financing Warrants.
     Form 10-K filed on April 14, 2009
18.	We have reviewed your June 10, 2009 response to prior comment 33. Please expand your proposed disclosure for your next amended Form 10-K regarding your Collaboration agreement with Mayo Clinic to disclose that the agreement is terminable upon thirty days written notice by you and terminable by Mayo Clinic for reasonable cause upon thirty days written notice.

Response: Pursuant to your comment we shall expand our disclosure in our amended Form 10-K to include the following language:

“Pursuant to the Agreement, we may terminate the agreement upon thirty days written notice to the Mayo Clinic, although we will have to pay any fees owed to Mayo up the effective date of termination. Additionally, the May Clinic may terminate the Agreement for reasonable cause upon thirty days written notice to us.”
Form 10-Q filed on November 23, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
U.S. Operations, page 31
19.	We have reviewed your June 10, 2010 response to prior comment 37. Please expand your proposed disclosure for your next amended Form 10-K regarding your distribution agreement with Grifols USA, LLC to disclose that either party may terminate the agreement without cause after the second anniversary with one year written notice.

Response: Pursuant to your comment we shall expand our disclosure in our amended Form 10-K to include the following language:

“Pursuant to the Agreement, we and Grifols may terminate the Agreement without cause and at any time after September 20, 2011 upon serving one (1) calendar year’s prior written notice to the other party.”
Form 10-K/A Filed May 3, 2010
Item 10. Directors, Executive Officers and Corporate Governance, page 91
20.	On pages 94 and 98, you disclosure that Mr. Zheng is one of your directors. Please expand your disclosure to include the disclosure required by Item 401 of Regulation S-K for Mr. Zheng.

Response: Mr. Zheng is a director of JPI but he is not a director of Radient. We will amend footnote 7 to the summary compensation table to eliminate the reference to Mr. Zheng as one of our directors. Footnote 7 now reads as follows:
Due to the compensation received, we are including Mr. Zheng (a director of JPI) and Mr. Jia (one of our directors) in this table since disclosure would be required but for the fact that they were not serving as an executive officer at the end of the last completed fiscal year.
In addition, Mr. Zheng has been removed from the “Common Stock Ownership of Certain Beneficial Owners and Management Table”.

We will make conforming changes in the proxy statement.

21.	Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K. This disclosure should include for each director, a brief discussion of the director’s specific experience, qualifications, attributes or the skills that led to the conclusion that the person should serve as your director, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

Response: Pursuant to your comment we shall revise our disclosure as follows:

Mr. MacLellan transitioned into his new role after nearly 17 years on our Board of Directors. He was appointed to our Board of Directors in 1992 and became Chairman of the Audit and Governance committees in 2001. In 2008, Mr. MacLellan assumed the role of non-executive Chairman serving as an advisor and lead spokesperson for the Company. He is currently President and CEO of MacLellan Group, Inc., a privately held business incubator and financial advisory firm since May 1992. From August 2005 to the present, Mr. MacLellan has been a member of the Board of Directors of Edgewater Foods, International, Inc., and, until September 2005, was vice-chairman of the Board of Directors of AXM Pharma, Inc. (AXMP.PK) and its predecessors. AXM is a China-based bio-pharmaceutical company. From January 1996 through August 1996, he was the Vice-Chairman of Asia American Telecommunications (now Metromedia China Corporation), a majority-owned subsidiary of Metromedia International Group, Inc. From November 1996 until March 1998, Mr. MacLellan was co-Chairman and investment committee member of the Strategic East European Fund. From November 1995 until March 1998, he was President, Chief Executive Officer and a director of PortaCom Wireless, Inc., a company engaged as a developer and operator of cellular and wireless telecommunications ventures in selected developing world markets. Mr. MacLellan is a former member of the Board of Directors and co-founder of FirstCom Corporation, an international telecommunications company that operates a competitive access fiber and satellite network in Latin America, which became AT&T Latin America, Inc. in August 2000. From 1993 to 1995, he was a principal and co-founder of Maroon Bells Capital Partners, Inc., a U.S. based merchant bank, which specializes in providing corporate finance services to companies in the international and domestic telecommunications and media industries. His 18 years of experience with us, coupled with his pharmaceutical industry and international experience, led us to the conclusion that he should serve as one of our directors. Mr. MacLellan was educated at the University of Southern California in economics and finance, with advanced training in classical economic theory.

Mr. Boswell was elected to the Board in 2008. He is co-founder of the TriPoint family of companies and co-founder and member in TriPoint Capital Advisors, LLC — a boutique merchant bank focused on small and mid-sized growth companies. He has been active in the Chinese market since 2000 providing high-level financial guidance and services to start-up, small and mid-sized companies. Mr. Boswell also holds executive and CFO positions with client companies that include Acting CFO and Director of Edgewater Foods International Inc. (OTCBB: EDWT), and Financial Advisor and Consultant to Tianyin Pharmaceutical Co, Inc. (NYSE AMEX: TPI) and JPAK Group Inc. (OTCBB: JPAK). With TriPoint, Mr. Boswell has assisted numerous companies, providing high-level advice related corporate finance, corporate structure, corporate governance, and mergers and acquisitions. Prior to the founding of TriPoint, he held senior-level executive positions focused on business development and management consulting. Mr. Boswell holds the Series 24, 82 and 63 licenses and is COO of TriPoint Global Equities, a FINRA member firm. He also spent eight years as a senior analyst and engineer in various branches of the United States Government. His experience with small and mid-size growth companies and his financial expertise led us to the conclusion that he should serve as one of our directors. Mr. Boswell earned his MBA from John Hopkins University and a BS degree in Mechanical Engineering from University of Maryland.

Mr. Ariura was appointed as our Chief Financial Officer as of August 21, 2006, and became our Chief Operating Officer as of November 5, 2008. He is a Certified Public Accountant. From September 2004 until joining the Company, Mr. Ariura was employed by Resources Global Professionals, providing both public and private companies with consulting services on Sarbanes-Oxley compliance, SEC filings and special project financial and management services in connection with preparation of financial statements, tax reporting and mergers and acquisitions. In light of Mr. Ariura’s financial and regulatory experience, we determined that he should serve as the Company’s Chief Financial Officer. From January 2001 to December 2003, Mr. Ariura was Vice President of Sunvest Industries, LLC in charge of preparation of financial statements, budgets and other financial reports. Mr. Ariura received a B.S. in Business Administration from University of Southern California in 1980.

Mr. Jia was elected to our Board in 2006 and is currently the Executive Director of Jade Pharmaceutical, Inc. He has over ten years experience in investment banking, venture capital, marketing institutional trading and senior corporate management experience. Mr. Jia is familiar with all procedures for manufacturing and marketing with respect to the Asian Pharmaceutical market and has an in-depth understanding of the industry. Prior to founding Jade Capital Group, Ltd. and Jade Pharmaceutical Inc., Mr. Jia served as marketing director for China Real Estate Corporation, one of the largest Chinese property corporations between 1999 and 2003. Between 1989 and 1998, he served as General Manager of several branches of China Resources Co. Ltd., the largest China export corporation. From 1987 to 1989, Mr. Jia worked for the China National Machinery Import and Export Corporation, where he served as Manager of the Import Department for Medical Instruments. His experience with financial matters, as well as his experience in the Chinese business community, led us to the conclusion that he should serve as one of our directors. Mr. Jia received his bachelors degree from the University of International Business and Economics in Beijing.

Dr. Thompson has served as one of our directors since June 1989; he stepped down as our Chairman in 2008 and was our CEO during the years 1992-1994. He is currently Medical Director of PPO Next and a member of the clinical surgical faculty of UC Irvine School of Medicine. Dr. Thompson has practiced medicine for over 40 years in general practice, general surgery and trauma surgery. Previously, he practiced patent law and worked in the pharmaceutical industry in the areas of research, law and senior management for 13 years. During his medical career, he was founding Medical Director of Beach Street and August Healthcare Companies during a 25-year association with the managed-care PPO industry. Dr. Thompson has also served on the OSCAP Board of SCPIE, a malpractice carrier, for 20 years and chaired its Claims Committee. His 21 years of experience with us, coupled with his pharmaceutical expertise, led us to the conclusion that he should serve as one of our directors. He has been heavily involved with organized medicine and hospital staff management for many years and was a principal architect of the paramedic and emergency systems of Orange County, California.
Note 2 Organization and Summary of Significant Accounting Policies Deconsolidation, page 52
22.	We have reviewed your response to comment 34 and have the following comments:
a.	Elaborate on how sales, cost of sales, gross margin, and selling, general and administrative expenses were used in your determination of the value.

b.	With respect to comparable public companies, please clarify what is meant by the statement “those that possessed similar to those of the company”. Further, please tell us what consideration was given to the size of the companies, and how the comparable companies ultimately affected your valuation of the investment in JPI.

c.	Please clarify how you determined the discount for a lack of marketability and lack of control was reasonable and disclose the percentage discount used.

d.	Tell us how you used a combination of the market and income approach.
          Response:
a.	Elaborate on how sales, cost of sales, gross margin, and selling, general and administrative expenses were used in your determination of the value.

The valuation of our investment in JPI utilized two approaches: the income approach and the market approach. Financial measures such as sales, cost of sales, gross margin, and selling and administrative expense ultimately affect our cash flows. Our estimate of JPI’s discounted cashflows was integral to the valuation of our investment in JPI under the income approach. Under the market approach to the valuation, financial measures such as revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and tax (EBIT) were applied to valuation multiples derived from selected companies in businesses similar to ours. See our response to comment 22. d. below for further description of how we used the income and market approaches to estimate the value of its investment in JPI.

b.	With respect to the comparable public companies, please clarify what is meant by the statement “those that possessed similar to those of the Registrant”. Further, please tell us what consideration was given to the size of the comparable companies, and how the comparable companies ultimately affected your valuation of the investment in JPI.

As previously stated, we utilized financial data obtained from comparable publicly traded companies operating in the same or similar lines of business, (“Guideline Companies”). The Guideline Companies were selected because, like JPI, they are in the business of producing and distributing pharmaceutical products. In assessing the comparability of the Guideline Companies, the Company and the Guideline Companies were ranked under the following criteria:
(i)	Size — (Assets, Sales)

(ii)	Profitability — (EBITDA/Sales, EBIT/Sales, EBITDA/Assets)

(iii)	Liquidity — (Interest Coverage, Debt Free Net Working Capital/Revenue)

(iv)	Historical Growth — (Revenue, EBITDA)
Our rankings were lowest in size, at the mid to lower levels in profitability, mid to higher levels for liquidity and higher levels for historical growth.

Our general market approach was to (i) identify using data obtained from the Guideline Companies to calculate key valuation multiples (revenue, EBITDA, EBIT, Assets and Debt). Application of the key valuation multiples to our financial measures included adjustments to account for circumstances unique to us and to account for differences in criteria (i) to (iv) listed above. See our response to comment 22. d. below for more information and description of the effect of the Guideline Companies on the valuation of our investment in JPI.

c.	Please clarify how you determined the discount for a lack of marketability and lack of control was reasonable and disclose the percentage discount used.

We engaged an independent valuation firm to assist in the valuation of JPI. The indicated value of our investment in JPI per that report was $23.0 million as of September 29, 2009. To support their review of our financial statements as of September 30, 2009, our accountants engaged another independent valuation firm to prepare a separate valuation of JPI as of September 30, 2009. That firm concluded that (i) the value of a 100% controlling interest in JPI was $35.0 million and (ii) the value of our non-controlling, non-marketable interests was $20.5 million; a discount of 40%. To be conservative, we adopted the results of the second firm’s valuation report. Given that the difference in the net values indicated by the two valuation firms was minor, ($23.0 million versus $20.5 million), we concluded that the 40% discount for the non-controlling non-marketable interest was reasonable.

d.	Tell us how you used a combination of the market and income approach.

The valuation of the Registrant’s investment in JPI utilized two approaches: the income approach and the market approach.

Income Approach

The valuation under the income approach was based on an estimate of discounted cash flows derived from the operations of JPI. As stated in our original response, JPI had a recent history of significant revenues and gross operating profits which we deemed particularly relevant. Furthermore, JPI realized an operating profit in the twelve month period ended September 30, 2009. We considered this performance indicative of future performance. In addition, we prepared a budget for the fiscal years ended December 31, 2009 and 2010. Operating results for the year ended September 30, 2009 and Budget results for the fiscal years ended December 31, 2009 and 2010 provided the basis for our estimate of future cashflows.

Market Approach

General procedures used to value our investment in JPI under the market approach were as follows:
(i)	identify using data obtained from the Guideline Companies to calculate key valuation multiples (revenue, EBITDA, EBIT, Assets and Debt),

(ii)	calculate and average valuation multiples,

(iii)	adjust the average multiples for circumstances unique to JPI and apply the average multiples to the JPI financial data, and

(iv)	make the valuation judgment.
The indicated values under the Income and Market approaches were $24.1 million and 21.6 million, respectively. We gave equal weight to both approaches and concluded the average value of $23.0 million represented the fair value of our investment in JPI. (Note, as indicated in our response to comment 22. c. above, we subsequently adopted the results of the valuation prepared by independent valuation consultants engaged by our accountants.)
23.	Please refer to your response to comment 35. Please clarify in the filing (1) how often financial information is provided by JPI, (2) whether financial information is now being received on a timely basis; and if not, the approximate lag in receipt of information, and how that lag period affects your financial statements.

Response: As disclosed in our amended annual report on Form 10K, as filed on May 3, 2010, one of the issues causing the deconsolidation of JPI was the lack of timely responses by the management in China to our management’s requests for financial information. However, in connection with the deconsolidation, the Registrant gained sufficient access to the financial records of JPI and its subsidiaries, after persistent and difficult communications with representatives in charge of the Chinese operations of JPI.

In connection with the deconsolidation, we converted our interest in JPI to that of an investment to be accounted for under the cost method. Accordingly, we did not adjust the carrying value of our investment to reflect our equity in the results of JPI’s operations. In each reporting period, we will assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. In addition, each year we will conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32. Concurrent with these assessments, we will take the necessary steps to obtain access to JPI’s financial records and JPI’s management, (for purposes of inquiry), to determine whether there are indicators of impairment to the JPI Investment.
Form 10-Q Filed May 24, 2010
Item 1. Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 12- Related Party Transaction, page 20
24.	With respect to the note from JPI, please tell us why over six months after the deconsolidation, the payment terms have not been finalized. Further, please tell us how you concluded that the remaining balance is still collectible.

Response: On November 13, 2009, we signed an Exchange Agreement with JPI that included amongst other things, that JPI would create and execute in exchange for US$5,350,000 in intercompany loans and advances from us, 6% convertible promissory notes. As the parties have yet to create these 6% promissory notes, we continue to recognize our obligations as intercompany loans and advances. JPI has recently indicated to us that it is diligently moving forward with various company objectives so that during the third quarter of 2010, they will have completed the various tasks detailed in the Exchange Agreement, including but not limited to the creation of the 6% promissory notes. The delay in completing the various tasks under the Exchange Agreement was associated with the delay of management and staff changes at JPI, which have now been effected.

To our knowledge, there has been no changes to the carrying value of the intercompany loans and advances from JPI or their relative collectability. Each reporting period, we will assess the fair value of these obligations from JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. In addition, each year we will conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32. Concurrent with these assessments, we will take the necessary steps to obtain access to JPI’s financial records and JPI’s management, (for purposes of inquiry), to determine whether there are indicators of impairment to the JPI intercompany obligations.

Note 13 — Subsequent Events
Note financing, page 20
25.	Please clarify where in your condensed consolidated balance sheets you intend to classify the warrants issued in conjunction with the Note Financings.

Response: We apply the provisions of FASB ASC 815-10, Derivatives and Hedging (“ASC 815-10”). Derivatives within the scope of ASC 815-10 must be recorded on the balance sheet at fair value.

During April 2010, we issued convertible debt with warrants and recorded derivative liabilities related to the beneficial conversion feature of the convertible debt and a reset provision associated with the exercise price of the warrants. The fair value on the grant date is as computed using the Black-Scholes option pricing model. The fair values are recorded as debit discounts, up to the face value of the convertible notes, and the excess is recorded as interest expense in our Statement of Operations.
We re-measure the fair values all of our derivative liabilities at the end of every quarter and record an increase or decrease in the fair value of the derivative liabilities as other expense or income during the reporting period.

Please see bellow the valuation and effect of the beneficial conversion feature of the convertible debt and reset provision associated with the exercise price of the warrants

	Face Value of	Fair Value of Derivative Liability		Derivative Liability Recorded as
Date of	Convertible			Debt	Interest
Issuance	Notes	Warrants	Conversion	Discount	Expense
4/8/2010	$5,490,165	$4,141,868	$11,075,552	$3,205,000	$12,012,420
4/13/2010	3,957,030	7,491,977	4,501,511	2,310,000	9,683,488
4/26/2010	685,170	803,767	563,907	400,000	967,674

	$10,132,365	$12,437,612	$16,140,970	$5,915,000	$22,663,582

Shares Issued in Connection with Warrant Exercises and Financing Arrangements, page 22
26.	Please tell us how you intend to account for the reversal and re-conversion of debt.

Response:

In September 2008, we issued $2,510,000 of Convertible Debt securities (the “Convertible Debt”). In September 2009, investors holding approximately 35% of the principal balance of this Convertible Debt elected to convert their notes to shares of our common stock at the scheduled rate of $1.20 per share. The total amount converted was $924,605, which included $885,259 of principal and $39,346 of accrued interest. These amounts were converted to 807,243 shares of common stock. Additionally, we issued

403,621 warrants, due to the 50% warrant coverage feature associated with the Convertible Debt, with an exercise price of $0.66 per share. Shares issued in connection with this conversion were issued but unregistered. Consequently, the investors could not dispose of their shares. While the investors awaited registration of the shares, the price of our common stock continued to decline, leaving the investors with ever increasing unrealized losses.

In April 2010, we agreed to allow the reversal of the September 2009 conversion in return for the investors’ participation in our 2010 Financing (see note 7 of the Registrant’s report on Form 10Q as filed on May 24, 2010). Pursuant to that participation and related agreements, the following transactions were completed:
(i)	Shares issued in connection with the September 2009 Conversion were surrendered to us and cancelled,

(ii)	Warrants issued in connection with the September 2009 conversion were cancelled,

(iii)	The corresponding Convertible Debt was reissued, and

(iv)	Interest expense, incurred from the date of the original issue of the Convertible Debt, was recorded.
At various times from April 29 to June 8, 2010, investors holding approximately $2,292,732 or 92% of the Convertible Debt “re-converted” their Convertible Debt to shares of our common stock. For accounting purposes the effective date of the re-conversion of the debt is May 31, 2010. Any difference resulting from the establishment of May 31, 2010 as the effective date for conversions is assumed to be immaterial. The total amount converted is approximately $2,703,540 which represents 92% of the Convertible Debt and approximately $410,807 representing total interest expense from issue date to conversion date for the debt converted in May 2010. In addition, we will record interest expense of $579,820 representing the acceleration of 92% of debt origination costs incurred in connection with the Convertible Debt. Finally, we will reverse approximately $114,180 or approximately 92% of the derivative asset and corresponding note payable recorded in September 2009 in connection with the original issue of the Convertible debt. We will issue warrants to purchase 1,114,658 shares of our common stock, due to the 50% warrant coverage feature, with exercise prices ranging from $1.13 to $1.64.
We understand that you may have additional comments and thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours, LESER HUNTER TAUBMAN & TAUBMAN
/s/ Louis Taubman
By:	Louis Taubman,
Attorney at Law
Cc:	Mr. MacLellan